UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 13, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•             Two new members of KPN’s Board of Management, dated March 13, 2006.

Press release

Date
13 March 2006
Number
Two new members of KPN’s Board of Management	018pe

The Supervisory Board of Royal KPN N.V. is pleased to announce that it intends to appoint Mr Eelco Blok (48), currently Chief Operating Officer of division Fixed, and Stan Miller (47), responsible for KPN’s international mobile activities, as members of the Board of Management of KPN by 1 July 2006.

Eelco Blok has worked for KPN since 1983, during which time he has held various operational management functions. Blok previously held a seat in the Board of Management between April 2004 and December 2004, when he decided to step down in relation to an investigation of inappropriate discounts in the business market. He will be responsible for the Fixed division within the Board of Management.

Stan Miller has been with KPN since 1998, when he was appointed as CEO of KPN Orange, the predecessor of BASE, the third mobile operator in Belgium. He has also been managing director of KPN Mobile the Netherlands. In May 2005 he was appointed as CEO of E-Plus and BASE. In the Board of Management, Miller, a South African national, will be responsible for KPN’s international mobile activities.

Pending the outcome of a study into the integration of the Fixed and Mobile divisions, KPN CEO Ad Scheepbouwer will assume responsibility for KPN Mobile the Netherlands from Guy Demuynck who will leave the Board of Management on 1 July 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 14, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel